M2 Law
Professional Corporation

November 24, 2006

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Goldie Walker

Re:	BMR Solutions, Inc.
Registration Statement on Form SB-2
Filed September 19, 2006
File No. 333-137416

Dear Ms. Walker:

As you know, this law firm represents BMR Solutions, Inc., a Nevada corporation, (“Company”). Pursuant to your telephone message that the Securities and Exchange Commission (“Commission”) has reached a “No Further Comment” position regarding the Company’s Registration Statement on Form SB-2 (“Registration Statement”), the Company filed the following with the Commission on November 24, 2006:

1.
Amendment No. 2 to the Registration Statement to amend the Registration Statement to include updated financial statements covering the period ended September 30, 2006, in accordance with Item 310 of Regulation S-B; and

2.	a written request for acceleration of the effective date of the Company’s Registration Statement on Form SB-2, as amended.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at (949) 706-1470. Thank you.

Sincerely,

M2 Law Professional Corporation

/s/ Michael J. Muellerleile
Michael J. Muellerleile